Ad hoc announcement pursuant to Art. 53 LR	Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com https://twitter.com/novartisnews

FINANCIAL RESULTS | RÉSULTATS FINANCIERS | FINANZERGEBNISSE

Novartis continues to deliver strong sales growth and core margin expansion in Q2; raises FY 2024 bottom-line guidance

•	Q2 net sales grew +11% (cc1, +9% USD) with core operating income up +19% (cc, +17% USD)
o	Sales growth driven by continued strong performance from Entresto (+28% cc), Kesimpta (+65% cc), Cosentyx (+22% cc), Kisqali (+50% cc), Leqvio (+134% cc) and Pluvicto (+44% cc)
o	Core operating income margin 39.6%, +270 basis points (cc), mainly driven by higher net sales
•	Q2 operating income grew +47% (cc, +43% USD) and net income up +49% (cc, +43% USD)
•	Q2 core EPS grew +21% (cc, +17% USD) to USD 1.97
•	Q2 free cash flow[1] of USD 4.6 billion (+40% USD) driven by higher net cash flows from operating activities
•	H1 sales up +11% (cc, +9% USD) and core operating income up +21% (cc, +16% USD)
•	Q2 selected innovation milestones:
o	Fabhalta (iptacopan) received EU, Japan and China approval for the treatment of PNH
o	Lutathera approved by FDA for pediatric GEP-NET patients (≥12 years)
o	Scemblix filing for 1L CML accepted by FDA; received Breakthrough Therapy designation
o	Atrasentan FDA filing accepted for the treatment of adult patients with IgAN
o	Kisqali NATALEE updated data showed continued clinical benefit with median follow-up ~4 years
•	Full-year 2024 guidance raised for core operating income based on strong momentum[2]
o	Net sales expected to grow high-single to low double-digit (unchanged)
o	Core operating income expected to grow mid- to high teens (from low double-digit to mid-teens)

Basel, July 18, 2024 – commenting on Q2 2024 results, Vas Narasimhan, CEO of Novartis, said:
“Novartis delivered a strong Q2, with net sales up 11% and core operating income margin approaching 40%. Our performance reflects continued strong momentum of our key growth drivers, both in the US and ex-US, which has allowed us to upgrade our FY2024 guidance. We also advanced our pipeline in Q2, completing submissions to the FDA for Scemblix in first-line CML and atrasentan in IgAN, generating updated data in the NATALEE study to support the strong profile of Kisqali in eBC, and executing multiple deals to expand our pipeline in RLT and prostate cancer. We remain on track to achieve our mid-term sales growth (+5% cc CAGR 2023-2028) and margin (40%+ by 2027) guidance.”

Key figures	Continuing operations[3]
	Q2 2024	Q2 2023	% change		H1 2024	H1 2023	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 512	11 437	9	11	24 341	22 235	9	11
Operating income	4 014	2 807	43	47	7 387	5 425	36	43
Net income	3 246	2 271	43	49	5 934	4 421	34	43
EPS (USD)	1.60	1.09	47	52	2.91	2.12	37	47
Free cash flow	4 615	3 292	40		6 653	5 976	11
Core operating income	4 953	4 240	17	19	9 490	8 146	16	21
Core net income	4 008	3 502	14	18	7 689	6 735	14	19
Core EPS (USD)	1.97	1.69	17	21	3.77	3.23	17	22

1. Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 43 of the Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.    2. Please see detailed guidance assumptions on page 7.    3. As defined on page 33 of the Interim Financial Report, Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business and the continuing corporate activities and Discontinued operations include operational results from the Sandoz business.

Strategy

Our focus

In 2023, Novartis completed its transformation into a “pure-play” innovative medicines business. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies – the US, China, Germany and Japan.

Our priorities

1.	Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2.
Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.

3.	Strengthening foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.

Financials

Following the September 15, 2023, shareholder approval of the spin-off of Sandoz, Novartis reported its consolidated financial statements as “continuing operations” and “discontinued operations.”

Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business and the continuing corporate activities. Discontinued operations include the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off.

While the commentary below focuses on continuing operations, we also provide information on discontinued operations.

Continuing operations

Second quarter

Net sales were USD 12.5 billion (+9%, +11% cc), with volume contributing 15 percentage points to growth. Generic competition had a negative impact of 2 percentage points and pricing had a negative impact of 2 percentage points.

Operating income was USD 4.0 billion (+43%, +47% cc), mainly driven by higher net sales and lower impairments, partly offset by higher R&D investments.

Net income was USD 3.2 billion (+43%, +49% cc), mainly driven by higher operating income. EPS was USD 1.60 (+47%, +52% cc), benefiting from the lower weighted average number of shares outstanding.

Core operating income was USD 5.0 billion (+17%, +19% cc), mainly driven by higher net sales, partly offset by higher R&D investments. Core operating income margin was 39.6% of net sales, increasing 2.5 percentage points (+2.7 percentage points cc).

Core net income was USD 4.0 billion (+14%, +18% cc), mainly due to higher core operating income. Core EPS was USD 1.97 (+17%, +21% cc), benefiting from the lower weighted average number of shares outstanding.

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Free cash flow from continuing operations amounted to USD 4.6 billion (+40% USD), compared with USD 3.3 billion in the prior-year quarter, driven by higher net cash flows from operating activities from continuing operations.

First half

Net sales were USD 24.3 billion (+9%, +11% cc), with volume contributing 15 percentage points to growth. Generic competition had a negative impact of 2 percentage points and pricing had negative impact of 2 percentage points.

Operating income was USD 7.4 billion (+36%, +43% cc), mainly driven by higher net sales and lower impairments and restructuring charges, partly offset by a prior-year one-time income from legal matters.

Net income was USD 5.9 billion (+34%, +43% cc), mainly driven by higher operating income. EPS was USD 2.91 (+37%, +47% cc), benefiting from the lower weighted average number of shares outstanding.

Core operating income was USD 9.5 billion (+16%, +21% cc), mainly driven by higher net sales, partly offset by higher R&D investments. Core operating income margin was 39.0% of net sales, increasing 2.4 percentage points (+3.1 percentage points cc).

Core net income was USD 7.7 billion (+14%, +19% cc), mainly due to higher core operating income. Core EPS was USD 3.77 (+17%, +22% cc), benefiting from the lower weighted average number of shares outstanding.

Free cash flow from continuing operations amounted to USD 6.7 billion (+11% USD), compared with USD 6.0 billion in the prior-year period, driven by higher net cash flows from operating activities from continuing operations.

Discontinued operations

Discontinued operations include the Sandoz generic pharmaceuticals and biosimilars division, certain corporate activities attributable to Sandoz and certain other expenses related to the spin-off of the Sandoz business.

Second quarter

As the Sandoz spin-off was completed on October 3, 2023, there were no operating results in the second quarter of 2024 related to discontinued operations. In the second quarter of 2023, discontinued operations net sales were USD 2.4 billion, operating income amounted to USD 113 million and net income from discontinued operations was USD 46 million. For further details see Note 3 “Significant acquisition of businesses and spin-off of Sandoz business” and Note 11 “Discontinued operations” to the condensed interim consolidated financial statements.

First half

As the Sandoz spin-off was completed on October 3, 2023, there were no operating results in the first half 2024 related to discontinued operations. In the first half 2023, discontinued operations net sales were USD 5.0 billion, operating income amounted to USD 351 million and net income from discontinued operations was USD 190 million. For further details see Note 3 “Significant acquisition of businesses and spin-off of Sandoz business” and Note 11 “Discontinued operations” to the condensed interim consolidated financial statements.

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Total Company

Second quarter

Total Company net income was USD 3.2 billion in 2024, compared to USD 2.3 billion in 2023 and basic EPS was USD 1.60 compared to USD 1.11 in prior year quarter. Net cash flows from operating activities for total Company amounted to USD 4.9 billion and free cash flow amounted to USD 4.6 billion.

First half

Total Company net income was USD 5.9 billion in 2024, compared to USD 4.6 billion in 2023 and basic EPS was USD 2.91 compared to USD 2.20 in prior year. Net cash flows from operating activities for total Company amounted to USD 7.1 billion and free cash flow amounted to USD 6.7 billion.

Q2 key growth drivers

Underpinning our financial results in the quarter is a continued focus on key growth drivers (ranked in order of contribution to Q2 growth) including:

Entresto
(USD 1 898 million, +28% cc) sustained robust demand-led growth, with increased penetration in the US and Europe following guideline-directed medical therapy in heart failure, as well as in China with increased penetration in hypertension

Kesimpta	(USD 799 million, +65% cc) sales grew across all regions reflecting increased demand and strong access for a high efficacy product with convenient self-administered dosing
Cosentyx	(USD 1 526 million, +22% cc) sales grew mainly in the US, driven by recent launches (including the HS indication and the IV formulation in the US) in addition to volume growth in core indications
Kisqali
(USD 717 million, +50% cc) sales grew strongly across all regions, based on increasing recognition of its overall survival benefit in HR+/HER2- advanced breast cancer and Category 1 NCCN guidelines recommendation

Leqvio
(USD 182 million, +134% cc) continued to show steady growth, with a focus on increasing account and patient adoption, growing customer confidence in acquisition and access, and continuing medical education

Pluvicto
(USD 345 million, +44% cc) grew in the US and Europe. With supply now unconstrained, the focus is on increasing share in established RLT sites, opening new sites and referral pathways, and initiating new patients

Xolair	(USD 427 million, +22% cc) growth was driven mainly by emerging growth markets and Europe
Ilaris	(USD 368 million, +20% cc) sales grew across all regions, mainly US and Europe
Scemblix	(USD 164 million, +56% cc) sales grew across all regions, demonstrating the high unmet need in later lines of CML
Jakavi	(USD 471 million, +13% cc) sales grew across all regions, with strong demand in both myelofibrosis and polycythemia vera indications
Tafinlar + Mekinist	(USD 523 million, +9% cc) sales grew in all regions, led by emerging growth markets
Lutathera	(USD 175 million, +17% cc) sales grew across all regions due to increased demand, following the presentation of NETTER-2 results in 1L GEP-NET
Fabhalta	(USD 22 million) continued to show encouraging early launch indicators in the US, as the first oral monotherapy approved for PNH patients
Emerging Growth Markets*	Grew +16% (cc) overall. China grew +27% (cc) to USD 1.1 billion, mainly driven by Entresto and Xolair
*All markets except the US, Canada, Western Europe, Japan, Australia, and New Zealand

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Net sales of the top 20 brands in Q2 2024

	Q2 2024	% change		H1 2024	% change
	USD m	USD	cc	USD m	USD	cc
Entresto	1 898	25	28	3 777	30	32
Cosentyx	1 526	20	22	2 852	21	23
Kesimpta	799	63	65	1 436	64	66
Kisqali	717	45	50	1 344	48	52
Promacta/Revolade	544	-7	-5	1 064	-6	-4
Tafinlar + Mekinist	523	5	9	997	5	7
Jakavi	471	8	13	949	12	15
Tasigna	446	-6	-4	841	-10	-9
Xolair	427	18	22	826	15	18
Ilaris	368	16	20	724	12	17
Sandostatin Group	313	-5	-4	668	1	3
Pluvicto	345	44	44	655	45	45
Zolgensma	349	12	14	644	4	6
Lucentis	275	-30	-28	589	-27	-26
Exforge Group	178	-3	1	370	0	3
Lutathera	175	17	17	344	15	16
Leqvio	182	133	134	333	135	137
Gilenya	138	-49	-47	313	-38	-36
Scemblix	164	55	56	300	65	67
Diovan Group	160	3	9	300	-4	1
Top 20 brands total	9 998	15	18	19 326	16	18

R&D update - key developments from the second quarter

New approvals
Fabhalta (iptacopan)	EU, Japan and China approval for the treatment of adults with the rare blood disorder paroxysmal nocturnal hemoglobinuria (PNH).
Lutathera (lutetium Lu 177 dotatate)	FDA approval for the treatment of pediatric patients (≥12 years) with somatostatin receptor-positive gastroenteropancreatic neuroendocrine tumors (GEP-NETs).

Regulatory updates
Scemblix (asciminib)
FDA granted Breakthrough Therapy designation to Scemblix for the treatment of adult patients with newly diagnosed Philadelphia chromosome-positive chronic myeloid leukemia in chronic phase (Ph+ CML-CP).

FDA submission for first-line CML is completed and under Real-Time Oncology Review.

Atrasentan	FDA filing accepted for the treatment of adult patients with IgA nephropathy (IgAN).

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Lutathera (lutetium Lu 177 dotatate)	EU filing accepted for the treatment of newly diagnosed, unresectable or metastatic, well-differentiated (G2 and G3), somatostatin receptor-positive GEP-NETs in adults.

Results from ongoing trials and other highlights
Scemblix (asciminib)
In the Phase III ASC4FIRST study, Scemblix demonstrated superior major molecular response rates at week 48 vs investigator-selected standard-of-care tyrosine kinase inhibitors (TKIs) (67.7% vs 49.0%) and vs imatinib alone (69.3% vs 40.2%) in adults with newly diagnosed Ph+ CML-CP. Scemblix also demonstrated a favorable safety and tolerability profile. These results have been submitted to the FDA under Real-Time Oncology Review. Data presented at ASCO and EHA 2024 and published in the New England Journal of Medicine.

Kisqali (ribociclib)
New analyses following the end of Kisqali treatment for all patients in the Phase III NATALEE study in HR+/HER2- early breast cancer showed a continued clinically meaningful benefit with a consistent safety profile. Results to be presented at an upcoming medical meeting.

In addition, a subgroup analysis from the NATALEE study at the time of final iDFS data cut-off showed the addition of Kisqali to endocrine therapy in patients with high-risk node-negative (N0) disease resulted in a 28% risk reduction in iDFS. The efficacy, safety and tolerability profile observed in the high-risk N0 subgroup is consistent with the overall NATALEE study population. Data presented at ASCO 2024.

Fabhalta (iptacopan)
Phase III APPEAR-C3G data showed a 35.1% proteinuria reduction vs placebo at 6 months for C3G patients treated with Fabhalta in addition to supportive care. Secondary endpoint data for estimated glomerular filtration rate showed numerical improvement over 6 months vs placebo. The study also showed Fabhalta has a favorable safety profile with no new safety signals. Submissions to the FDA and EMA for the adult C3 glomerulopathy indication are planned for H2 2024. Data presented at ERA 2024.

Phase III APPLAUSE-IgAN data showed a 38.3% proteinuria reduction at nine months vs placebo for patients with IgAN. Fabhalta was well tolerated with a favorable safety profile consistent with previously reported data. Data presented at WCN 2024.

Atrasentan
Results from a pre-specified interim analysis of Phase III ALIGN data showed patients treated with atrasentan, in addition to supportive care with a renin-angiotensin system inhibitor, achieved a statistically significant 36.1% reduction in proteinuria vs placebo on top of supportive care at 36 weeks. Results presented at ERA 2024.

Remibrutinib
Phase III REMIX-1 and REMIX-2 data showed sustained efficacy and long-term safety of oral remibrutinib in chronic spontaneous urticaria (CSU) patients, with improvements in weekly urticaria activity scores observed as early as week 1 and sustained to week 52. Across both studies, remibrutinib demonstrated a favorable and consistent safety profile up to one year, including balanced liver function tests vs placebo. Novartis plans to submit remibrutinib for regulatory approval in 2025. Data presented at EAACI 2024.

Coartem (artemether- lumefantrine)
Phase II/III CALINA study data demonstrated that an optimized dose of Coartem developed for babies weighing <5kg with malaria has the required pharmacokinetic profile and good efficacy and safety. Data presented at the Multilateral Initiative on Malaria Pan-African Malaria Conference 2024.

Deals
In line with our strategic focus on oncology, Novartis acquired >90% of the total share capital of MorphoSys AG, adding to our pipeline pelabresib, a late-stage investigational BET inhibitor for myelofibrosis, and tulmimetostat, an early-stage investigational dual inhibitor of EZH2 and EZH1 for solid tumors or lymphomas.

Novartis acquired Mariana Oncology, a biotech company focused on developing novel radioligand therapies (RLTs) across a range of solid tumors. The acquisition brings a

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robust portfolio of RLT programs, including MC-339, an actinium-based RLT being investigated in small cell lung cancer.

Novartis expanded its peptide discovery collaboration with PeptiDream. Under the multi-program agreement, PeptiDream will identify and optimize novel macrocyclic peptides against targets selected by Novartis, for potential application in RLT.

Novartis signed an exclusive strategic license agreement with Arvinas for the worldwide development and commercialization of ARV-766, a second generation PROTAC® androgen receptor (AR) degrader, complementing our RLT platform in prostate cancer.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.

During the first half of 2024, Novartis repurchased a total of 26.7 million shares for USD 2.7 billion on the SIX Swiss Exchange second trading line. These purchases included 25.9 million shares (USD 2.6 billion) under the up-to USD 15 billion share buyback announced in July 2023 (with up to USD 10.1 billion still to be executed). In addition, 0.8 million shares (USD 0.1 billion) were repurchased to mitigate dilution related to participation plans of associates, with the remainder of repurchases for this purpose to be executed in H2 2024. Further, 1.1 million shares (for an equity value of USD 0.1 billion) were repurchased from associates. In the same period, 8.4 million shares (for an equity value of USD 0.5 billion) were delivered as a result of share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding decreased by 19.4 million versus December 31, 2023. These treasury share transactions resulted in an equity decrease of USD 2.3 billion and a net cash outflow of USD 2.7 billion.

As of June 30, 2024, net debt increased to USD 18.8 billion compared to USD 10.2 billion net debt at December 31, 2023. The increase was mainly due to the USD 7.6 billion annual dividend payment, net cash outflow for M&A / intangible assets transactions of USD 5.0 billion and cash outflow for treasury share transactions of USD 2.7 billion, partially offset by USD 6.7 billion free cash flow.

As of Q2 2024, the long-term credit rating for the company is Aa3 with Moody’s Ratings and AA- with S&P Global Ratings.

2024 outlook

Barring unforeseen events; growth vs prior year in cc		Previous guidance
Net sales	Expected to grow high single to low double-digit	(unchanged)
Core operating income	Expected to grow mid- to high teens	(from low double-digit to mid-teens)

Key assumptions:
•	Our guidance assumes that no Entresto generics and no Promacta generics launch in the US in 2024

Foreign exchange impact

If mid-July exchange rates prevail for the remainder of 2024, the foreign exchange impact for the year would be negative 2 to negative 1 percentage points on net sales and negative 3 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

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2025 Annual General Meeting

Nomination for election to the Board of Directors

The Novartis Board of Directors announced today that it is nominating Elizabeth M. McNally, MD, PhD, for election to the Board. Dr. McNally is Director of the Center for Genetic Medicine at Northwestern University, Feinberg School of Medicine, and as a practicing cardiologist and renowned research leader specializing in the genetics of cardiovascular and neuromuscular disorders, her clinical and scientific expertise will add greatly to the Novartis Board of Directors. Dr. McNally completed her MD and PhD at the Albert Einstein College of Medicine, and trained in Internal Medicine and Cardiology at the Brigham and Women’s Hospital at Harvard Medical School. She is a member of the National Academy of Medicine, serves on the Board of the Muscular Dystrophy Association, and is also the Founder and CEO of Ikaika Therapeutics.

Board of Directors announcements

The Board also noted Charles L. Sawyers and William T. Winters will not stand for re-election at the AGM 2025 in accordance with the 12-year term limit. The Board of Directors and the Executive Committee of Novartis thank them for their outstanding contributions and many years of distinguished service.

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Key figures1

Continuing operations[2]	Q2 2024	Q2 2023	% change		H1 2024	H1 2023	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 512	11 437	9	11	24 341	22 235	9	11
Operating income	4 014	2 807	43	47	7 387	5 425	36	43
As a % of sales	32.1	24.5			30.3	24.4
Net income	3 246	2 271	43	49	5 934	4 421	34	43
EPS (USD)	1.60	1.09	47	52	2.91	2.12	37	47
Cash flows from operating activities	4 875	3 517	39		7 140	6 369	12
Non-IFRS measures
Free cash flow	4 615	3 292	40		6 653	5 976	11
Core operating income	4 953	4 240	17	19	9 490	8 146	16	21
As a % of sales	39.6	37.1			39.0	36.6
Core net income	4 008	3 502	14	18	7 689	6 735	14	19
Core EPS (USD)	1.97	1.69	17	21	3.77	3.23	17	22

Discontinued operations[2]	Q2 2024	Q2 2023	% change		H1 2024	H1 2023	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales		2 449	nm	nm		4 952	nm	nm
Operating income		113	nm	nm		351	nm	nm
As a % of sales		4.6				7.1
Net income		46	nm	nm		190	nm	nm
Non-IFRS measures
Core operating income		428	nm	nm		935	nm	nm
As a % of sales		17.5				18.9

Total Company	Q2 2024	Q2 2023	% change		H1 2024	H1 2023	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net income	3 246	2 317	nm	nm	5 934	4 611	nm	nm
EPS (USD)	1.60	1.11	nm	nm	2.91	2.20	nm	nm
Cash flows from operating activities	4 875	3 576	nm	nm	7 140	6 533	nm	nm
Non-IFRS measures
Free cash flow	4 615	3 275	nm	nm	6 653	5 995	nm	nm
Core net income	4 008	3 811	nm	nm	7 689	7 425	nm	nm
Core EPS (USD)	1.97	1.83	nm	nm	3.77	3.54	nm	nm
nm=not meaningful

1. Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 43 of the Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
2. As defined on page 33 of the Interim Financial Report, Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business and the continuing corporate activities and Discontinued operations include operational results from the Sandoz business.

Detailed financial results accompanying this press release are included in the Interim Financial Report at the link below:
https://ml-eu.globenewswire.com/resource/download/a9652d15-40e9-4a4b-b225-32014f48e99e/

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Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “may,” “will,” “continue,” “ongoing,” “grow,” “launch,” “expect,” “deliver,” “focus,” “address,” “accelerate,” “deliver,” “remain,” “scaling,” “guidance,” “outlook,” “long-term,” “priority,” “potential,” “can,” “trajectory” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding results of ongoing clinical trials; or regarding potential future, pending or announced transactions, including completion of the acquisition of MorphoSys AG; regarding potential future sales or earnings; or by discussions of strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; or regarding our capital structure; or regarding the consequences of the spin-off of Sandoz and our transformation into a “pure-play” innovative medicines company. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee expected benefits or synergies from the transactions described in this press release will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things: uncertainties regarding the success of key products, commercial priorities and strategy; uncertainties in the research and development of new products, including clinical trial results and additional analysis of existing clinical data; uncertainties regarding the use of new and disruptive technologies, including artificial intelligence; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; our ability to realize the intended benefits of our separation of Sandoz into a new publicly traded standalone company; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; uncertainties in the development or adoption of potentially transformational digital technologies and business models; uncertainties surrounding the implementation of our new IT projects and systems; uncertainties regarding potential significant breaches of information security or disruptions of our information technology systems; uncertainties regarding actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this press release; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major political, macroeconomic and business developments, including impact of the war in certain parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of MorphoSys. The final terms and further provisions regarding the delisting purchase offer are available in the offer document published by Novartis BidCo AG (formerly known as Novartis data42 AG) (the “Bidder”). The offer document has been approved by the BaFin and has been filed with the U.S. Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy shares of MorphoSys is only being made pursuant the offer document. In connection with the Offer, the Bidder and Novartis AG have filed Tender Offer Statement on Schedule TO with the SEC (together with the offer document, an Offer to Purchase including the means to tender and other related documents, the “Offer Documents”), the management board and supervisory board of MorphoSys have issued a joint reasoned statement in accordance with sec. 27 of the German Securities Acquisition and Takeover Act and MorphoSys has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (together with the joint reasoned statement, the “Recommendation Statements”). THE MORPHOSYS SHAREHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE OFFER DOCUMENTS AND THE RECOMMENDATION STATEMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. The Offer Documents and the Recommendation Statements have been distributed to all stockholders of MorphoSys in accordance with German and U.S. securities laws. The Tender Offer Statement on Schedule TO and the Solicitation/Recommendation Statement on Schedule 14D-9 are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting the Bidder or MorphoSys. Free copies of these materials and certain other offering documents are available on the Bidder’s website at www.novartis.com/investors/morphosys-acquisition or by contacting the Bidder’s investor relations department at +41 61 324 7944.

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About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 250 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.

Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on our business and pipeline of selected compounds in late-stage development. A copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.

Important dates
October 29, 2024	Third quarter & nine months 2024 results
November 20-21, 2024	Meet Novartis Management 2024 (London, UK)
January 31, 2025	Fourth quarter & full year 2024 results

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